Exhibit (a)(1)(F)

Invitae Corporation Issues Reminder Regarding Exchange Offer

for CombiMatrix Corporation Series F Warrants

Exchange Offer to Expire One Minute After 11:59 p.m., New York City Time, on November 13, 2017,

Unless Extended

SAN FRANCISCO, November 8, 2017 – Invitae Corporation (NYSE: NVTA), one of the fastest growing genetic information companies, today issued a reminder to CombiMatrix Corporation Series F warrant holders regarding the previously announced offer to exchange (the “Exchange Offer”) each outstanding Series F warrant (CUSIP No. 20009T147) (the “CombiMatrix Series F warrants”) to acquire one share of common stock of CombiMatrix Corporation (“CombiMatrix”) for 0.3056 of a share of common stock, par value $0.0001 per share, of Invitae (the “Invitae Common Stock”). All of the previously disclosed terms and conditions of the Exchange Offer remain unchanged.

The Exchange Offer will expire at 12:00 midnight, New York City time, at the end of November 13, 2017 (i.e., one minute after 11:59 p.m., New York City time, on November 13, 2017), unless extended.

Upon the terms and subject to the conditions set forth in Invitae’s prospectus/offer to exchange, dated October 6, 2017, as supplemented on October 23, 2017 (collectively, the “Prospectus”), and the related Letter of Transmittal, Invitae is offering to exchange, for each CombiMatrix Series F warrant validly tendered and not withdrawn in the Exchange Offer, 0.3056 of a share of Invitae Common Stock. The Exchange Offer is being made by Invitae in connection with an Agreement and Plan of Merger and Reorganization dated July 31, 2017 (the “Merger Agreement”), pursuant to which Invitae will acquire all of the capital stock of CombiMatrix, subject to certain closing conditions (the “Proposed Merger”).

For purposes of calculating and satisfying the condition in the Merger Agreement that at least 90% of the CombiMatrix Series F warrants outstanding immediately prior to the date of the Merger Agreement shall have been validly tendered and not withdrawn prior to the expiration of the Exchange Offer, which is a condition to Invitae’s obligation to consummate the Proposed Merger, Invitae will also count towards such 90% requirement any and all CombiMatrix Series F warrants that are validly exercised prior to the expiration of the Exchange Offer (including, for this purpose, such exercises as are made contingent solely upon a closing of the Proposed Merger). The Exchange Offer is also subject to the satisfaction or waiver, in Invitae’s sole discretion, of certain conditions, as described in the Prospectus.

In the event the Exchange Offer and Proposed Merger are completed, Invitae and CombiMatrix intend to make the appropriate filings to delist any remaining unexchanged CombiMatrix Series F warrants from trading on the NASDAQ Capital Market. The ability to sell unexchanged and unexercised CombiMatrix Series F warrants (which will be converted into Invitae warrants if the Proposed Merger is completed) will become limited and could cease to exist due to the anticipated reduction in the amount of warrants outstanding upon completion of the Exchange Offer and the intended delisting of the warrants.

How to Tender Warrants

CombiMatrix Series F warrant holders can tender their CombiMatrix Series F warrants by following the instructions provided in the Prospectus and related Letter of Transmittal. For CombiMatrix Series F warrants that are held in “street name” through a broker, dealer, commercial bank, trust company or other nominee, the warrant holder should contact such broker or other nominee to provide instructions to tender within the time period provided by the broker or other nominee. Any such broker or other nominee may establish a deadline before the expiration of the Exchange Offer by which a warrant holder must provide it with instructions.

How to Exercise Warrants

CombiMatrix Series F warrant holders can exercise their CombiMatrix Series F warrants prior to expiration of the Exchange Offer by following the procedure outlined in their Series F warrant. For CombiMatrix Series F warrants that are held in “street name” through a broker, dealer, commercial bank, trust company or other nominee, the warrant holder should contact such broker or other nominee to provide instructions to exercise within the time period provided by the broker or other nominee. If a warrant holder wishes to exercise such holder’s CombiMatrix Series F warrants contingent solely upon a closing of the Proposed Merger, such holder must give such broker or other nominee instructions to exercise such holder’s warrants contingent solely upon a closing of the Proposed Merger within a time period prior to the expiration of the Exchange Offer provided by such holder’s broker or other nominee. Any such broker or other nominee may establish a deadline before the expiration of the Exchange Offer by which a warrant holder must provide it with instructions.

Requesting Information

This announcement does not contain the full terms and conditions of the Exchange Offer. The complete terms and conditions of the Exchange Offer are set forth in the Prospectus and related Letter of Transmittal that have been sent to holders of CombiMatrix Series F warrants. Copies of the Prospectus and Letter of Transmittal may be obtained from the Information Agent for the Exchange Offer, Advantage Proxy, Inc., at (877) 870-8565 (toll free) or (206) 870-8565 (collect).

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities. The Exchange Offer is being made solely pursuant to the Prospectus, the Letter of Transmittal and related materials, as they may be amended or supplemented. Holders of CombiMatrix Series F warrants should read Invitae’s commencement Exchange Offer statement on Schedule TO, as amended, filed with the SEC in connection with the Exchange Offer, which includes as exhibits the Prospectus, the Letter of Transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been (or in the case of any amendments or supplements, will be) filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from Invitae’s information agent in connection with the Exchange Offer.

About Invitae

Invitae Corporation (NYSE: NVTA) is one of the fastest growing genetic information companies in the United States. Invitae’s mission is to bring comprehensive genetic information into mainstream medical practice to improve the quality of healthcare for billions of people. Invitae’s goal is to aggregate the world’s genetic tests into a single service with higher quality, faster turnaround time, and lower prices. For more information, visit our website at invitae.com.

About CombiMatrix

CombiMatrix Corporation (CBMX) provides sophisticated molecular diagnostic solutions and comprehensive clinical support to foster the highest quality in patient care. CombiMatrix specializes in pre-implantation genetic diagnostics and screening, prenatal diagnosis, miscarriage analysis and pediatric developmental disorders, offering DNA-based testing for the detection of genetic abnormalities beyond what can be identified through traditional methodologies. CombiMatrix testing focuses on advanced technologies, including single nucleotide polymorphism chromosomal microarray analysis, next generation sequencing, fluorescent in situ hybridization and high resolution karyotyping. For more information, please visit www.combimatrix.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the expected expiration date of the Exchange Offer; the structure, timing, stockholder approval and/or completion of the Proposed Merger; Invitae’s future product offerings and growth potential; and Invitae’s business strategy, including its acquisition growth strategy, and its beliefs regarding the ways in which the Proposed Merger and Exchange Offer will contribute to that strategy. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, and reported results should not be considered as an indication of future performance. These risks and uncertainties include, but are not limited to: risks and uncertainties associated with the parties’ ability to satisfy the conditions precedent to the consummation of the proposed transactions, including stockholder approval of and the ability to consummate the Proposed Merger, the ability of Invitae to conduct the Exchange Offer, and the participation by CombiMatrix Series F warrant holders at the 90% minimum threshold; the occurrence of any event that could give rise to the termination of the Merger Agreement; unanticipated difficulties or expenditures relating to the Proposed Merger or the Exchange Offer; legal proceedings that may be instituted against the parties in connection with the Proposed Merger or the Exchange Offer; disruptions of current plans and operations caused by the announcement or pendency of the Exchange Offer or Proposed Merger; the risk that expected benefits, synergies and growth prospects resulting from the Proposed Merger may not be achieved in a timely manner, or at all; the risk the businesses of CombiMatrix may not be successfully integrated with Invitae’s business following the closing of the Proposed Merger; potential difficulties in employee retention as a result of the announcement and pendency of the Proposed Merger; the reaction of customers and potential customers, payers, partners and competitors to the announcement of the Proposed Merger; Invitae’s failure to manage growth effectively; Invitae’s ability to develop and commercialize new tests and expand into new markets; risks associated with Invitae’s limited experience with respect to acquisitions; and the other risks set forth in Invitae’s filings with the Securities and Exchange Commission, including the risks set forth in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 and, when available, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017. These forward-looking statements speak only as of the date hereof, and Invitae Corporation disclaims any obligation to update these forward-looking statements.

Additional Information about the Exchange Offer and Proposed Merger and Where to Find It

In connection with the Exchange Offer and Proposed Merger, Invitae and CombiMatrix have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including (a) a registration statement on Form S-4 (Registration No. 333-220448) filed by Invitae that contains offer documents for Invitae to conduct the Exchange Offer and (b) a registration statement on Form S-4 (Registration No. 333-220447) filed by Invitae that contains a proxy statement/prospectus for CombiMatrix to solicit stockholder approval of the Proposed Merger. These registration statements were declared effective on October 5, 2017. Investors and securityholders of CombiMatrix are urged to read these materials because they contain important information about Invitae and CombiMatrix as well as the Exchange Offer and Proposed Merger. The offering documents, the proxy statement/prospectus and other relevant materials, and any other documents filed by Invitae or CombiMatrix with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and securityholders may obtain free copies of the documents (i) filed with the SEC by Invitae, by directing a written request to: Invitae Corporation, 1400 16th Street, San Francisco, California 94103, Attention: Investor Relations or (ii) filed with the SEC by CombiMatrix, by directing a written request to: CombiMatrix Corporation, 300 Goddard, Suite 100, Irvine, California 92618, Attention: Investor Relations. Investors and securityholders are urged to read the offering documents, the proxy statement/prospectus and the other relevant materials before making any investment or voting decision with respect to the Exchange Offer or Proposed Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the Exchange Offer or Proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

NOTE: Invitae and the Invitae logo are trademarks of Invitae Corporation. All other trademarks and service marks are the property of their respective owners.

Source: Invitae Corporation

Contact:

Kate McNeil

ir@invitae.com

347-204-4226